

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2011

Via E-mail
Thomas J. Fontaine
President and Chief Executive Officer
Wellesley Bancorp, Inc.
40 Central Street
Wellesley, MA 02482

Re: Wellesley Bancorp, Inc.
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176764

Dear Mr. Fontaine:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Summary, page 1

How We Determined the Offering Range – page 3

2. Disclose the Board's role in determining the offering range and price and how the Board considered the substantial discount to book value of the offering price and the substantial discount off the peer group pricing ratios. Make corresponding changes in the main section.

Benefits of the Offering to Management, page 4

3. Expand the disclosures of the Employment Agreement, SERP, and, Employee Severance Compensation Plan to discuss whom will be covered, and any annual compensation costs.

4. Please quantify the increased compensation costs associated with the contemplated stock-based benefit plans.

Purchases by Directors and Executive Officers, page 8

5. Advise us as to any increases in deposits or other arrangements that have occurred during the last 12 months that have increased their subscription rights

How We Will Use the Proceeds of This Offering, page 8

6. Please be as specific as possible regarding the intended uses of the net proceeds. If the expected use of proceeds changes or solidifies, please update your disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Risk Factors, page 10

7. In the first risk factor on page 15, expand the heading to state the risk to shareholders of having a significant percentage of stock held by insiders.

8. In the last risk factor on page 15, reference the "anti-takeover" nature of the referenced provisions of the company's articles and bylaws.

Market for the Common Stock, page 23

9. Please advise us of the status of your application for trading on the Nasdaq Capital Market.

Transactions with Related persons, page 68

10. If true, please revise the language in the first and third paragraphs to substitute "other persons" for "persons not related to the Wellesley Bank." For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Conversion and the Stock Offering, page 80

Articles of Incorporation and Bylaws of Wellesley Bancorp, page 96

11. Please recast the heading to reference the anti-takeover effects of the articles and bylaws.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-8

12. We note your disclosure on page F-8 that you consider a rolling average of historical losses based on a time frame that generally ranges from 3-10 years. Please tell us and revise your next amendment to disclose whether or not you adjust this overall weighting to reflect a larger percentage of losses experienced since the recession began (i.e. 2008) as part of the overall final calculation and/or the lessen the percentage(s) used prior to 2008 as part of the 3-10 year determination portion.

Note 16. Fair Value of Financial Instruments, page F-27

13. Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, we note your disclosure on page F-30 that you adjust for differences to the values you obtain in an independent appraisal by applying discounting factors. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Part II

Exhibits 5 and 8.1

14. Please file signed and dated opinions in the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at 202-551-3321 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel